[Roth Capital Partners Letterhead]

January 20, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:     Karina Dorin, Staff Attorney

Re:	Montauk Renewables, Inc.

Registration Statement on Form S-1 (File No. 333-251312)

Acceleration Request

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), as the underwriter of the proposed public offering of 4,255,441 shares of common stock of Montauk Renewables, Inc., (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 21, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the undersigned acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Eric Scarazzo at (212) 351-2390.

Pursuant to Rule 460 under the Act, we wish to advise you that we have affected the following distribution of the Company’s Preliminary Prospectus dated January 15, 2021, through the date hereof: approximately 1,000 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

U.S. Securities and Exchange Commission

January 20, 2021

Sincerely,

ROTH CAPITAL PARTNERS

/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

cc:	John Gaffney, Gibson, Dunn & Crutcher LLP

Eric Scarazzo, Gibson, Dunn & Crutcher LLP